

September 23, 2013

<u>Via E-mail</u>
Johnny Guerry
Clover Partners L.P.
100 Crescent Court, Suite 575
Dallas, Texas 75201

> **Re:** **Hampden Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 17, 2013, by Clover Partners, L.P., et al.**
> **File No. 1-33144**

Dear Mr. Guerry:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask to be provided with information so that we may better understand the disclosure.

Please respond to this letter by amending your filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing, and any information you provide in response to these comments, we may have additional comments.

Meeting Details and Proxy Materials, page 3

1. We noticed the statement that indicated shareholders are being asked to vote on "any other matters that may properly come before the Annual Meeting or any adjournments…" To the extent that there are insufficient votes to approve or ratify any matter being presented, and the participants wish to vote on a proposal to adjourn the Annual Meeting to permit the further solicitation of proxies, please revise to explain whether the participants intend to vote on such a matter if properly presented. Unless the participants expressly seek proxy authority to vote in favor of a proposal seeking to adjourn the meeting for the cited purpose, the participants will be unable to use the discretionary authority which they otherwise have been granted under Rule 14a-4(c) to vote on such a matter. Please revise the form of proxy to include a proposal that expressly requests authority to vote on such a proposal, or advise.

2. We noticed the reference to the "Important Notice Regarding the Availability of Proxy Materials…" Please advise us, with a view toward revised disclosure, whether or not the participants are planning to rely upon Rule 14a-16 to disseminate their proxy statement.

Our Nominees, page 10

3. Hampden's proxy statement that has been filed in connection with its annual meeting of directors indicates that the Board of Directors consists of ten members whereas the participants' proxy statement states that the Board of Directors currently consists of eleven members. Please revise to reconcile this apparent inconsistency, or advise.

4. Advise us, with a view toward revised disclosure, of the SEC rules that have been alluded to in order to judge Mr. Base's qualification as a "financial expert."

5. We noticed that Mr. Base purportedly stopped serving as the President and CEO of ViewPoint Financial Group at the end of December 2011. Revise to state his current employment and position or otherwise clarify his employment status. Refer to Item 7 of Schedule 14A and corresponding Item 401(e) of Regulation S-K.

6. We noticed the potential plan to vote for a substitute nominee in the event that Hampden makes an attempt to disqualify nominees by changing charter documents or otherwise. Given that the participants reserve the right to vote for unidentified substitute nominees, advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Voting and Proxy Procedures, page 14

7. Revise to disclose the treatment and effect of abstentions. See Item 21(b) of Schedule 14A.

Other Matters, page 17

8. We noticed the participants' statement that they "anticipate that the Company's proxy statement will contain information…" Given that Hampden has filed its preliminary proxy statement, please revise to provide a clearer and unambiguous reference to the fact that the participants will by relying upon the issuer's proxy statement to communicate certain information the participants are otherwise required to disclose. See Rule 14a-5(c).

Form of Proxy

9. Revise to explain, modify in accordance with our initial comment or delete what appears to be a sixth proposal on the form of proxy. To the extent that such an entry continues to exist, please make conforming changes to the voter instruction form that follows the form of proxy.

10. Revise the election of director proposal to conform to the requirements of Rule 14a-4(b)(2). At present, security holders have not been given the opportunity to withhold authority to vote for a single candidate as is required by the rule.

11. Revise the election of director proposal to conform to the requirements of Rule 14a-4(d)(4)(iii). As present, security holders have not been given the opportunity to withhold authority to vote for any of the issuer's candidates as is required by the rule.

General

12. Please be advised that a reasonable factual foundation for each statement or assertion must exist to support the participants' contentions, and statements of opinions or belief should be qualified as such and not represented as statements of fact. The support for such statements should be self-evident, disclosed in the proxy statement, or provided to us on a supplemental basis. Please revise the statement concerning the increase in CEO and COO compensation in accordance with this comment, and also specify, if true, that the compensation to which the participants allude consists of non-cash remuneration such as stock.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from each of the participants, acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the above-captioned filings.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger & Acquisitions

cc: <u>Via Email</u>
        Peter D. Fetzer, Esq.
        Foley & Lardner, LLP